UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DRS Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23330X100

(CUSIP Number)

Robert B. McKeon
Veritas Capital Management, L.L.C.
660 Madison Avenue
New York, NY 10021
(212) 688-0020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Benjamin M. Polk, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700

February 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THE VERITAS CAPITAL FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,265,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,265,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.69% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) VERITAS CAPITAL MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,265,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,265,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.69% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT B. MCKEON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,265,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,265,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.69% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23330X100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THOMAS J. CAMPBELL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 1,265,734 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 1,265,734 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,265,734 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.69% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

The Veritas Capital Fund, L.P., a Delaware limited partnership, Veritas Capital Management, L.L.C., a Delaware limited liability company, Mr. Robert B. McKeon, and Mr. Thomas J. Campbell, pursuant to Rule 13d-2(a) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby file this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) which amends the Schedule 13D filed with the Securities and Exchange Commission on November 14, 2003, and amended on December 23, 2003 (the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of DRS Technologies, Inc., a Delaware corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

The Schedule 13D is hereby amended as follows:

Item 2(a) is amended and restated in its entirety as follows:

(a)           This Statement is being jointly filed by each of the following persons pursuant to Rules 13d-1(a) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”): (i) The Veritas Capital Fund, L.P., a Delaware limited partnership (“Veritas L.P.”), by virtue of its direct beneficial ownership of 1,265,734 shares of Common Stock; (ii) Veritas Capital Management, L.L.C., a Delaware limited liability company (“Veritas L.L.C.”), by virtue of its being the sole general partner of Veritas L.P.; (iii) Mr. Robert B. McKeon, by virtue of being one of the two managing members of Veritas L.L.C.; and (iv) Mr. Thomas J. Campbell, by virtue of being one of the two managing members of Veritas L.L.C., all of whom are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 13, 2003, which is hereby incorporated by reference to Exhibit A hereto, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1).

The Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

Item 3 is amended and supplemented by adding the following:

On February 19, 2004, Veritas L.P. sold 800,000 shares of Common Stock on the open market for $30.45 per share for an aggregate of $24,360,000.00 (the “Sale”). Following the Sale, Veritas L.P. held 1,265,734 shares of Common Stock.

Item 5 is amended and restated in its entirety as follows:

(a)-(b)     As of February 19, 2004, Veritas L.P. has the power to vote or to direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock it holds, constituting 1,265,734 shares, or approximately 4.69%, of the issued and outstanding Common Stock.  Veritas L.L.C., as the sole general partner of Veritas L.P., may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Veritas L.P. As the two managing members of Veritas L.L.C., Messrs. McKeon and Campbell may be deemed, in such capacity, to share the power to vote and to dispose of the shares of Common Stock held by Veritas L.P.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 26,955,658 shares of Common Stock issued and outstanding as of February 12, 2004, according to the Company’s most recent quarterly report filed with the Securities and Exchange Commission on February 17, 2004.

The Merger Agreement provides that the Company shall use its reasonable efforts to cause Mr. McKeon to be elected to the Company’s board of directors as a Class I director. Mr. McKeon was elected to the Company’s board of directors as a Class I director on December 19, 2003. The Merger Agreement also provides that until such time as IDT Holding, Veritas L.P., Veritas L.L.C. and Mr. McKeon beneficially own less than 3% of the issued and outstanding shares of Common Stock, the Company shall use its reasonable efforts to cause Mr. McKeon to be renominated as a director for election at each annual meeting of the Company’s stockholders at which the Class I directors of the Company stand for election.
(c) See responses to Items 3 and 4 of this Statement.
(d) Not applicable.
(e) On February 19, 2004, as a result of the Sale, each Reporting Person ceased to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth above is true, complete and correct.

February 19, 2004

THE VERITAS CAPITAL FUND, L.P.

By: Veritas Capital Management, L.L.C.

By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

VERITAS CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

/s/ Robert B. McKeon
ROBERT B. MCKEON

/s/ Thomas J. Campbell
THOMAS J. CAMPBELL